Tiburon International Trading Corp.

Xinkaicun, group 5, Weizigouzhen, Jiutai

Changchun, Jilin province, China 130519

Tel: +852 8170 3801

October 4, 2018

Mr. Sergio Chinos,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Tiburon International Trading Corp.

       Amendment No.3 Registration Statement on Form S-1

       Filed September 20, 2018

       File No. 333-223568

Dear Mr. Sergio Chinos:

Tiburon International Trading Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated October 2, 2018 (the "Comment Letter"), with reference to the Company's amendment No.3 to registration statement on Form S-1 filed with the Commission on September 20, 2018.

In addition to the Amended Registration Statement, the Company supplementally respond to the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your disclosure relating to the sale of 100,000 shares of common stock to Dong Zheng on September 3, 2018. Please revise your registration statement, where necessary, to reflect the transaction. By way of example and not limitation, please revise the Security Ownership table on page 22 and disclosure relating to Item 701 of Regulation S-K on page 38.

The company’s response: We have revised our disclosure to reflect the transaction of the sale of 100,000 shares of common stock to Dong Zheng on September 3, 2018.

Description of Our Business, page 13

Emerging Growth Company Status under the JOBS Act, page 15

2. We note your disclosure that as an emerging growth company, you have made the irrevocable election to not adopt the extended transition period for complying with new or revised accounting standards under Section 107(b), as added by Section 102(b) of the JOBS ACT. However, we note that on page 35 you state you are deferring adoption of ASC 606, “Revenue from Contracts with Customers” (Topic 606) as an emerging growth company. Given the apparent discrepancy between both these statements, please advise or revise accordingly.

The company’s response: We have revised our disclosure to delete the discrepancy.

Exhibit 5.1

3. We note that you are registering 6,000,000 shares of common stock offered by you and 100,000 shares of common stock offered by the selling stockholder. Please have counsel opine on the primary offering and secondary offering. See Staff Legal Bulletin No. 19.

The company’s response: We have filed our counsel legal opinion as an exhibit to the registration statement.

Please direct any further comments or questions you may have to the company at tiburoninternational@yahoo.com.

Thank you.

Sincerely,

/S/ Yun Cai

Yun Cai, President